Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

April 1, 2011

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Silicon South, Inc.

Form 8-K/A

Filed February 1, 2011

File No. 000-51906

Dear Mr. Reynolds:

In response to your comment letter dated March 1, 2011, Silicon South, Inc (the “Company”), has filed an amended report on Form 8-K/A Amendment No. 2. In conjunction with that filing, we also provide the following written responses to your comment letter.

Form 8-K/A filed February 1, 2011

Item 1.01 Entry into Material Definitive Agreement, page 2

1.

We partially reissue comment one of our letter dated December 7, 2010.  It appears that the $100,000 transferred to the company by CWI, described in the third paragraph under Item 1.01 on page two, was placed into a trust or escrow account for the benefit of the company.  Please revise to describe the trust agreement more clearly and to describe the conditions upon which the remaining $50,000 not released upon execution of the share exchange agreement may be released.

Response:

Item 1.01 has been revised in response to this comment to provide additional disclosure regarding the transfer of funds by CWI.   In conjunction with execution of the Reorganization Agreement, on August 23, 2010, CWI made a good faith deposit of $100,000 into an escrow account.  On October 25, 2010, in conjunction with execution of an amendment to the Reorganization Agreement, CWI authorized the release of $50,000 from escrow to be applied to payment of outstanding liabilities of Silicon South, Inc.  As further described in Item 2.01, on November 9, 2010, in conjunction with closing under the Reorganization Agreement, the remaining $50,000 was released from escrow and applied to payment of outstanding liabilities of Silicon South, Inc.

Our Business, page 4

2.

We partially reissue comment 29 of our letter dated December 7, 2010.  Please expand on your discussion of the consideration for Renmin’s services in the third paragraph of page five.  For example, we note that according to Article V of exhibit 10.4 Renmin may receive stock or a percentage of the equity of each plant.

Response:

We have revised our 8-K/A in response to this comment to provide additional disclosure regarding the consideration from Renmin’s services.   The revised disclosure specifies that under the terms of the Renmin Alliance Agreement, the consideration for Renmin’s services is to be mutually agreed to by the parties at the time the Company obtains any contract for plant construction or other type of project as a result of a referral from Renmin. Based on this provision, the Company has advised Renmin that it intends to propose payment of a fee of between 3-5% of the face amount of any contract received by the Company as a result of a referral from Renmin, and that in each case, the Company will give Renmin the option of agreeing to receive payment either in cash or through issuance of shares of the Company’s stock based on then current  market value of the Company’s shares.

License Agreement, page 5

3.

We partially reissue comment 13 of our letter dated December 7, 2010.  Please clarify your description here, and elsewhere as appropriate, of the consideration that must be paid to Ecofluid pursuant to the license agreement.  We note, for example, that the license agreement requires a minimum sales fee of $50,000, or a payment of applicable shortfall, for every year after December 31, 2010 to avoid possible termination of the agreement.  The license agreement also does not appear to make such $50,000 threshold contingent upon entering into a definitive agreement with a potential client.  Please revise or advise.

Response:

We have revised our 8-K/A in response to this comment to include the following disclosure:

Pursuant to the terms of the License Agreement, the China Wastewater is obligated to pay a Sales Fee to Ecofluid equal to 12.5% of the hard costs incurred by China Wastewater or its customers related to construction of any wastewater treatment system using the Licensed Technology.  Under the terms of the License Agreement, “hard costs” are defined as meaning the purchase price paid to any third party manufacturers, assemblers, vendors or suppliers for equipment and hardware components of the system, excluding items such as concrete, piping, sewage collection equipment, soft costs and costs of installation.  After December 31, 2010, China Wastewater is required to pay a minimum annual sales fee of not less than $50,000 in order to maintain its exclusive territory.   In the event China Wastewater fails to pay the minimum annual sales fees for any year, Ecofluid then has the right, in its sole discretion,  to terminate the License Agreement.

The Sales Fee related to construction of any wastewater treatment system is payable to Ecofluid pro rata in conjunction with system purchase order progress payments.  Ecofluid has the right to periodically review the books and records maintained by China

Wastewater related to system purchase order payments and payment of the Sales Fee, and to require China Wastewater to reimburse it for the costs it has incurred to complete the examination in the event it discloses a deficiency of more than 2% in payment of the Sales Fee.  In the event China Wastewater fails to pay any fees due in a timely manner, the unpaid amount shall accrue interest, compounded daily, from its original due date until paid in full, at a rate equal to the greater of 10% per annum or the maximum rate allowed by law.

4.

In this regard, also revise your disclosure here to describe the potential for penalty interest on unpaid sales fees and elaborate on the conditions upon which the license agreement may be terminated.

Response:

We have revised our 8-K/A in response to this comment.  Please see response to Comment 3, above.

Government Regulation, page 6

5.

We note your response to comment three.  Please revise to address the applicable governmental regulations regarding wastewater treatment facilities in China and the governmental approval process.  Also address the status of any required governmental approval.

Response:

We have revised our 8-K/A in response to this comment to include the following additional disclosure:

In China, the national discharge criteria for municipal wastewater treatment plants are set forth in governmental regulations including Integrated Wastewater Discharge Standard GB8978-1996, which was put into effect as of January 1, 1998. The standard was formulated for the purpose of implementing the Environmental Protection Law of the People’s Republic of China, the Law of the People’s Republic of China on Prevention and Control of Water Pollution and the Marine Environmental Protection Law of the People’s Republic of China controlling water pollution, protecting surface water like rivers, lakes, canals, reservoirs, oceans and ground water.  It is intended to maintain human health, eco-balance, national economic development and urban and rural development by establishing the upper limit for discharge of many pollutants and the total allowed water discharge for some industries.  It applies to all existing water treatment facilities for discharge management, environmental impact assessment, design, approval of facilities upon completion of construction, and management after being put into operation.

The approval process for wastewater treatment plants in China first requires providing information to the Department of Science, Technology and Standards of the Ministry of Environmental Protection of the People’s Republic of China to establish that the technology to be used meets the national discharge standards set forth in applicable governmental regulations.  The process also involves establishing that the technology to be used meets any applicable discharge standards established by provincial and local governments and authorities and obtaining necessary permits and approvals from such provincial and local governments and authorities.

Competition, page 7

6.

We partially reissue comment nine of our letter dated December 7, 2010.  Please revise your discussion under Competition on page seven to address your current competitive position in the industry and to state the principal method of competition in the wastewater treatment industry in China.

Response:

We have revised our 8-K/A in response to this comment to clarify that there are many Wastewater treatment processes currently in use in China which compete with the USBF technology the Company has licensed from Ecofluid.  These competing processes are comprised of various types of biological nutrient removal (BNR) processes which apply alternative aerated and unaerated environments to remove nitrogen and phosphorous through the growth and metabolism of specific bacteria.  Because of the fact that the Company is just commencing operations, it is assumed that all competitors currently operating in China are more well-established and have more financial resources than the Company.

The 8-K/A has also been revised to include the following disclosure regarding the principal methods through which the Company plans to attempt to compete in China:

The Company intends to seek to compete in the wastewater management industry in China on the basis that it believes wastewater treatment facilities using its USBF technology have a competitive advantage over plants using the currently available BNR technology in relation to cost of installation, footprint, and operating cost, as well as in the ability to easily scale up modularly for future expansion.  In addition, the Company believes that its USBF system provides better performance than currently available BNR systems based on many factors including the fact that the USBF system is:

1.

Overall simpler process to operate

2.

Requires less electrical power

3.

Does not require computerized controls for operation

4.

No chemicals required for operation

5.

Less mechanical equipment to maintain

6.

Produces less sludge

In addition to the foregoing, the Company intends to seek to compete in the wastewater management industry in China on the basis of relationships it is able to establish.  Although some wastewater projects in China, including particularly those in larger Tier 1 cities, are based upon competitive bidding, the Company does not intend to make such projects the focus of its efforts.  Instead, the Company intends to focus its efforts on obtaining contracts for projects such as retrofits, upgrades, and construction of new plant facilities in smaller Tier 2 and 3 cities, and it believes that its ability to obtain such contracts will often be based on relationships it has been able to establish with recognized experts from universities and design institutes, and with mayors and other local authorities.   Although there is no assurance that the Company will be able to successfully compete on this basis, as part of this effort, the

Company has entered into the Renmim Alliance Agreement and the Shandong Institute Alliance Agreement described above.

Intellectual Property, page 7

7.

We partially reissue comment 15 of our letter dated December 7, 2010.  We note your revisions with regard to your licensed patent rights.  Please also revise to discuss the underlying duration of the trademarks you have licensed and describe any intellectual property protections that exist in China for such trademarks.

Response:

The 8-K/A has been revised in response to this comment to disclose that the Company has the right to use the “USBF” trademark for the duration of the License Agreement, to clarify that neither the patent nor the trademark which the Company has licensed from Ecofluid are currently registered in China, and to add disclosure of the fact that in China, protection of intellectual property rights may be limited.

Management’s Discussion and Analysis, page 17

Operations, page 19

Nine months ended September 30, 2010 compared to the nine months ended September 30, 2009, page 19

8.

We note you had no salary expense because officers and directors elected to defer all salary expenses.  Please clarify whether you will pay officers and directors for the services rendered during 2010 at a later date, or if officers and directors will forfeit payment for services rendered during 2010 altogether.

Response:

In order to clarify that the officers and directors intend to forfeit payment for services during 2010, the 8-K/A has been revised.  The previous disclosure stated that the officers and directors would “defer” payment of salaries.  The disclosure has now been revised to state that they will “waive” payment of salaries.

9.

Please clarify the meaning of the disclosure: “…the subscription from CFG would be treated as being for the purchase of shares of the Company at the time that the Company is able to complete the issuance of such shares.”

Response:

The disclosure has been revised.  The statement that “… the subscription from CFG would be treated as being for purchase of shares of the Company at the time that the Company is able to complete the issuance of such shares” has been deleted.  New disclosure has been added which states as follows:

The Company intends to amend its articles of incorporation to increase the number of authorized shares of common stock from 50,000,000 to 150,000,000, and intends to issue shares to CFG pursuant to the Funding Agreement as soon as reasonably possible following the effective date of such amendment.

10.

We note that CFG advanced $1,200,000 with $1,000,000 to be held in trust while the remaining $200,000 advance will be used for administrative purposes and be reflected as a non-interest bearing loan.  Please tell us when CFG advanced the monies and why the funds are not reflected in your consolidated balance sheet when it appears the agreement was dated July 9, 2010.

Response:

Although the Funding Agreement with CFG was executed in July, 2010, the funds were not deposited in escrow until October, 2010, which was after the date of the September 30, 2010 balance sheet included in the 8K filing.

11.

We note the options to purchase 4,800,000 and 3,333,334 shares under the CFG funding agreement expired on November 10 and 30, 2010 respectively.  Please clarify the number of options that were exercised and whether the options remain outstanding.

Response:

None of the options have been exercised. The disclosure in the 8K has been revised as follows:

None of the options have been exercised, and the expiration date of the options has been extended to April 30, 2011.

Liquidity and Capital Resources, page 20

12.

We note on page 21 that in the event you start a plant, you will pay Ecofluid a fee equal to 12.5% of the hard costs.  Please describe how hard costs are defined.

Response:

Disclosure under Liquidity and Capital Resources has been added to define the meaning of the term “hard costs.”   See also the response to Comment 3, above.

13.

We note on page 21 that you have the right to purchase the USBF Trademark and the patent owned by Ecofluid for $2,000,000 through March 31, 2011.  Please disclose the impact the executions of the purchase right would have on the existing license agreement with Ecofluid.

Response:

The following disclosure has been added under Liquidity and Capital Resources:

The Company’s purchase of the USBF Trademark and the Ecofluid patent pursuant to the terms of the Purchase Agreement would have the effect of making the License Agreement null and void. In that event, the Company would no longer be obligated to pay a Sales Fee to Ecofluid.

14.

We note your disclosure in the last paragraph of page 21 and the first full paragraph of page 22 regarding the funding agreement with CFG.  Your reference to $200,000 of the funds received from CFG being re-characterized as a non-interest bearing loan is unclear to us.  It appears that the original funding agreement anticipated a subscription of $1,200,000 for 4,800,000 common shares of Alpha Wastewater.  The addendum only appears to direct the use of such funds and to clarify that Silicon South shares shall be issued in lieu of Alpha Wastewater shares, rather than creating a convertible note for $200,000 of the original $1,200,000 subscription.  Please revise the description of your transaction with CFG or advise us of what provisions in the addendum to the funding agreement carve out $200,000 from the original subscription and create a debt obligation.

Response:

Although the Addendum to the CFG funding agreement specified that the Company would have access to $200,000 of the funds advanced by CFG prior to closing, it did not specify how the advance of funds would be documented. The parties subsequently verbally agreed that until the Company is legally able to complete the closing under the funding agreement, the $200,000 would be characterized as a non-interest loan.  It is the Company’s intention to complete closing under the CFG funding agreement as soon as possible.  However, the Company does not currently have a sufficient number of authorized but unissued shares, and as a result, is not able to complete the closing under the funding agreement until it is able to amend its articles of incorporation to increase its authorized shares. The Company’s board of directors has authorized the necessary amendment of its articles of incorporation, and shareholders holding more than a majority of the currently issued and outstanding stock have approved the amendment.  However, the Company has been unable to complete the process of amending its articles of incorporation while SEC comments regarding its 8K filing have been pending.

Management, page 24

15.

We reissue comment 37 of our letter dated December 7, 2010.  Please revise the description of Mr. Mayer’s business experience to describe the numerous companies” to the extent he has advised them in the past five years.  Furthermore, please provide the dates during which he held the various positions identified.  See Item 401(e)(1) of Regulation S-K.

Response:

The description of Mr. Mayer’s business experience has been revised in response to this comment.

16.

We reissue comment 38 of our letter dated December 7, 2010.  Please note that the requested disclosure pursuant to Item 401(e) of Regulation S-K requires disclosure on an individualized basis.   For guidance your attention is directed to Regulation S-K CDI 116.05. Please revise as appropriate.

Response:

We have revised the 8-K/A to provide the requested disclosure on an individualized basis.

Certain Relationships and Related Transactions, and Director Independence, page 26

17.

We partially reissue comment 40 of our letter dated December 7, 2010.  Please confirm that the debt to Asiamera is interest free.

Response:

We confirm that the debt to Asiamera is interest free.  The disclosure has been revised.

Recent Sales or Purchase of Unregistered Securities, page 29

18.

We reissue comment 46 of our letter dated December 7, 2010.  Please revise to indicate the aggregate amount of consideration for each transaction described in this section.  For example, it is unclear why you do not address the payment made to you by China Wastewater to extinguish certain debt, or the assumption of certain company liabilities by China Wastewater.

Response:

We have revised the 8-K/A in response to this comment to include the following disclosure:

The aggregate consideration for the aforementioned share and option issuances by the Company included (i) 100% of the issued and outstanding common stock of China Wastewater, Inc. , (ii) a total of $100,000 cash paid by China Wastewater and applied by Silicon South to payment of outstanding liabilities, and (iii) agreement by China Wastewater, Inc., to assume and be responsible for payment of $30,000 of outstanding liabilities of Silicon South.

Signatures, page 33

19.

Please type the name of the signatory next to the “/s/” in the conformed signature to indicate who signed on behalf of the person named below the signature line.

Response:

We have revised the 8-K/A pursuant to this comment.

Exhibits

20.

We note that Schedule A appears to be missing from Exhibit 10.2 and Exhibit 10.3.  Please re-file these exhibits in their entirety with your next amendment.

Response:

Complete exhibits 10.2 and 10.3, including Schedule A, have been filed with our amended 8-K/A.

21.

We note that exhibits 10.2 through 10.7 are filed in an improper electronic format.  Please note that while you may file electronic documents as an unofficial copy, you must still file your exhibits with an acceptable electronic format.  Refer to Rule 102(a) of regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.  Please revise.

Response:

The comment is noted.  Exhibits 10.2 through 10.7 have been filed as electronic documents attached to Form 8-K/A Amendment 2.

Alpha Wastewater, Inc. Financial Statements, Exhibit 99.1

22.

Please revise your financial statements in your filing to reflect your name change to China Wastewater, Inc.

Response:

The financial statements have been revised to change the Company’s name to China Wastewater, Inc.

Pro Forma Condensed Combined Financial Statements

23.

Please disclose in the footnote to your pro forma financial statements the weighted-average common shares outstanding used to determine pro forma net loss common share.  In your response, tell us how you calculated the weighted-average common shares outstanding.

Response:

The requested disclosure has been added to the footnote of the pro forma financial statements. The calculation for weighted average number of common shares was based on the 7,315,000 Silicon South shares that were outstanding as of January 1, 2010 and the 40,000,000 shares that are to be issued pursuant to the acquisition were issued as of January 1, 2010.

24.

We note in adjustment D that you recorded the options’ cost to purchase up to 2,475,000 shares of common stock as a price of $0.001 per share.  Please tell us and disclose how you determined the fair value of the options.

Response:

The requested disclosure has been added.  We recorded the options’ cost at $1.009 ($1.01, the market value of the common stock on the grant date, less $0.001, the exercise price of the options).

Form 10-Q for the fiscal quarter ended September 30, 2010

Item 1. Financial Statements, page 3

25.

We note your response to comment 54 in our letter dated December 7, 2010.  Please tell us when and in what amounts CWI transferred the $100,000 to Silicon South, Inc.

Response:

Please see response to Comment 1, above.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.